Mail Stop 4561

September 3, 2009

Mr. John S. Riccitiello
Chief Executive Officer
Electronic Arts, Inc.
1209 Redwood Shores Parkway
Redwood City, CA 94065

> **Re:** **Electronic Arts, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed on May 22, 2009**
> **File No. 000-17948**

Dear Mr. Riccitiello:

We have reviewed your response letter dated July 17, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 2, 2009.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 1. Business

Significant Relationships

Console Manufacturers, page 9

1. We note your response to prior comment 1. However, we disagree with your conclusion that you are not substantially dependent upon your license agreements with Microsoft and Nintendo and your agreement with Sony pertaining to the PLAYSTATION 3 console. As you disclose in a risk factor on page 16 of your Form 10-K, publishing products for video games systems is the largest portion of your business and, in order to publish products on systems developed by Microsoft, Sony and Nintendo, you must take a license from each company. Accordingly, you appear to be substantially dependent upon your license agreements with those companies. Please amend your Form 10-K to provide these agreements as exhibits.

Consolidated Financial Statements

Consolidated Statements of Operations, page 65

2. Your response to prior comment No. 6 indicates you estimate for fiscal 2009 that service revenues were less than 10% of total net revenues. Please further explain your estimate considering that the disclosures in your Form 8-K filed on May 5, 2009 seem to imply that your digital service revenues are more than 10% of your total net revenues in fiscal 2009. Quantify the amount of service revenues estimated for each period presented and explain how you allocate service revenues for purposes of evaluating whether service revenues represent more than 10% of your total revenues.

Consolidated Statements of Cash Flows, page 67

3. We note your response to prior comment No. 7. Please revise your presentation in future filings to remove the short-term investments and subtotal line items from your consolidated statements of cash flows. In this regard, we do not believe that presenting an additional line item for short-term investments and a subtotal line item for ending cash, cash equivalents and short-term investments complies with the guidance in paragraphs 8 and 26 of SFAS 95.

Note 18. Segment Information, page 106

4. We note your response to prior comment No. 9. Please further clarify how you determined that your Mobile operating segment did not represent more than 10% of total net revenues in fiscal 2009. In this regard, your disclosures on page 108 appear to imply that net revenues attributable to your Mobile operating segment are more than 10% of total net revenues for each period presented.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant